Exhibit 99.2

Annual Meeting of Shareholders

of

GFL ENVIRONMENTAL INC.

(the “Company”)

May 19, 2021

REPORT OF VOTING RESULTS

National Instrument 51-102 - Continuous Disclosure Obligations

Section 11.3

Matters Voted Upon

		Outcome of Vote	Votes For	Votes Against or Withheld, as applicable
1.	The election of the following directors:
	(a) Patrick Dovigi	Carried	431,217,969 (98.92)%	4,705,991 (1.08)%
	(b) Dino Chiesa	Carried	428,233,672 (98.24)%	7,690,288 (1.76)%
	(c) Violet Konkle	Carried	435,912,903 (100.00)%	11,058 (0.00)%
	(d) Arun Nayar	Carried	424,739,907 (97.43)%	11,184,054 (2.57)%
	(e) Paolo Notarnicola	Carried	423,805,253 (97.22)%	12,118,708 (2.78)%
	(f) Ven Poole	Carried	434,711,015 (99.72)%	1,212,945 (0.28)%
	(g) Blake Sumler	Carried	435,009,994 (99.79)%	913,966 (0.21)%
	(h) Raymond Svider	Carried	432,315,772 (99.17)%	3,608,188 (0.83)%
2.	Appointment of Deloitte LLP, Chartered Accountants, as auditors of the Company and authorizing the directors to fix their remuneration	Carried	438,737,064 (99.99)%	48,211 (0.01)%
3.	Approval of the Company’s approach to executive compensation	Carried	393,015,111 (90.16)%	42,908,848 (9.84)%